ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

ANNOUCEMENT TO THE MARKET

In compliance with Official Letter No. 7/2020-CVM/SEP, Itaú Unibanco Holding S.A. ("Company") announces to its stockholders and the market in general that the Company's executives will join the live event "Itaú Day 2024", about "Evolution of Itaú Unibanco's strategic objectives".

Participants:

Co-chairmen of the Board of Directors: Pedro Moreira Salles and Roberto Setubal

All members of the Executive Committee: Alexandre Zancani, Alexsandro Broedel, André Rodrigues, Carlos Constantini, Carlos Vanzo, Flavio Souza, José Vita, Marina Bellini, Matias Granata, Milton Maluhy Filho, Pedro Lorenzini, Ricardo Guerra and Sergio Fajerman.

Group Head of Corporate Strategy, Investor Relations and Corporate Development: Renato Lulia Jacob

Date and time:
June 19, 2024.
From 9 a.m. to 12 p.m. (Brasília time).

Fully digital event. Links to access:
https://live.popcast.com.br/itauday2024/Default_eng.aspx
https://www.itau.com.br/investor-relations
https://www.youtube.com/BancoItau

Additionally, we are forwarding attached the screenshots that will be presented at the event.

São Paulo (State of São Paulo), June 19, 2024.

RENATO LULIA JACOB
Group Head of Corporate Strategy, Investor Relations and Corporate Development

Itaú Day
2024


To us
ethics are
non-negotiable
Itaú Day


Use of AI
to protect
our clients
Itaú Day

Institutional Panel - English


We alert
8 out of
10 victims
Itaú Day


-28%
in client
protection
costs
Itaú Day


Value creation
BRL billion
12.3
3.5
2013
2023


BRL 824 million
invested in
private social projects
in 2023

Institutional Panel - English


itaú
Support to
Rio Grande
do Sul state
Itaú Day


itaú
Flexibilization
and special
credit lines
for individuals
and companies
Itaú Day

Institutional Panel - English


itaú
Initial donation of BRL 10 million through partners
Itaú Day


itaú
+ 20 prototypes of GenAI solutions
Itaú Day


22k employees in communities


itaú
Itaú Day
+144 dedicated hours


Efficiency ratio
Consolidated
46.3%
38.3%
1Q19
1Q24
itaú
Itaú Day


We have each other's back

Institutional Panel - English


ROE
10–year average
> 20%
itaú
Itaú Day


itaú
iVarejo
Itaú Day


Integrated
and complete
client's vision

Individuals Panel - English


itaú
Itaú Day
~70 million clients


itaú
itaú
Personnalitē
NPS
+ 13 points
Itaú Day

Individuals Panel - English


itaú
Itaú Uniclass
NPS
+10 points
Itaú Day


Phygital
Strategy


Quality
Efficiency
Design
Technology
Products
Data and AI
Speed
Itaú Day


16x more
implementations
and technological
updates
(1Q24 vs 1Q18)


3rd largest user of GitHub Copilot in the world
itaú
Itaú Day


Journey's modernization

Individuals Panel - English


itaú
Itaú Day
One Itaú


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Integrated experiences in just one app
Itaú Day

Individuals Panel - English


Cross-sell
+ engagement
and principality


Equities
Market share
5.7%
7.5%
5th place
3rd place
2022
2024
Itaú Day


Transaction Volume
2023 x 2022
+68%
+88%
+60%
Public Offering
Fixed income (secondary market)
Structured Operations
Itaú Day


íon offices
NPS of
85 points
Itaú Day

Individuals Panel - English


New money record in 2023
BRL 32 billion
+25% vs 2022
itaú
Itaú Day


Super App
complete investment portfolio
íon
investment deepness
itaú
Itaú Day


íon
for advisors
Market contextualization
Profitability projection
Individual recommendation
Portfolio optimization
itaú
Personnalité
íon
ChatGPT
Itaú Day


itaú
itaú
Personnalitē
~130 íon offices
~2k investment advisors
Itaú Day


+10x revenue
+8 NPS points
-4x churn


itaú
Multiple channel service
and extended hours
Itaú Day

Individuals Panel - English


itaú
Specialization needs
for a diverse client base
Itaú Day


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Itaú Agências
Fee exemption for the ordinary package
Itaú Day

Individuals Panel - English


Focus on
client's needs


itaú
Itaú Day
User friendly platform


BRL 934 billion
Itaú Asset AuM
itaú
Itaú Day


BRL 64 billion
New money in
Credit
itaú
Itaú Day


BRL 153 billion
Kinea AuM
BRL 3.1 trillion
AuC
itaú
Itaú Day


itaú
Over
250 cases
of GenAI usage
Itaú Day

Individuals Panel - English


NPS above 80 points
in all Itaú BBA segments
itaú
Itaú Day


Agribusiness portfolio
+107%
(Dec-23 vs Dec-20)
itaú
Itaú Day

Companies & LatAm Panel - English


Middle-market portfolio
doubled in 4 years
itaú
Itaú Day


1st place in
DCM & ECM local and Fee Pool
itaú
Itaú Day

Companies & LatAm Panel - English


itaú
2x bigger
Retail companies result
Itaú Day
4x bigger
Retail companies loan portfolio


+30 points
in NPS
in 3 years


Corporate
Portfolio
+75% in 4 years
itaú
Itaú Day


Corporate Bank
itaú Emps
itaú Empresas
itaú BBA
Financial transactions
4x Brazil's GDP
BRL 40 trillion

Companies & LatAm Panel - English


itaú
Hyper-personalization
Contextualized offers to companies' needs
Itaú Day


itaú
Itaú Day
1st place in Derivatives at B3
2nd place in FX at Bacen


itaú
The most profitable bank
in Uruguay and Paraguay
Itaú Day


itaú
Latin America
represents 7% of Itaú Unibanco's net income
Itaú Day


USD 1.55 billion
in Uruguay
USD 1.50 billion
in Paraguay
just in 2024


itaú
Itaú Day
Beyond banking
~BRL 100 million of efficiency for our clients

Companies & LatAm Panel - English


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Value
proposition
unique &
irreplicable
Itaú Day


itaú
Result
4x bigger
Profitability
3x bigger
Itaú Day

Companies & LatAm Panel - English



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Rede historical results
Corporates in the Retail and Wholesale segments
Itaú Day
itaú
Potential
Double the bottom line
in the medium-term (again!)
Itaú Day
itaú
Unique ecosystem for companies
Retail + Wholesale
Itaú Day
itaú
Itaú Emps
Itaú Day

Companies & LatAm Panel - English


itaú
Unique ecosystem for companies
accompanying the client's entire life cycle and growth
Itaú Day


itaú
From simple: digital
To specialized: human
Itaú Day


itaú
From day-to-day to D-day
Whether being a small, medium or large company
Itaú Day


BRL 400 billion
95% of the target achieved
itaú
Itaú Day


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Margin with the market
of BRL 1.1 billion in 1Q24
Itaú Day


GenAI:
20% to 40%
reduction in the cost of service

Companies & LatAm Panel - English


itaú
itaú Emps
Generative AI
Supporting costumers' day-to-day lives
Itaú Day

Itaú Day
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